Exhibit 6.24
PROPERTY MANAGEMENT AND LEASING AGREEMENT
THIS PROPERTY MANAGEMENT AGREEMENT (this “Agreement”) is made and entered into as of ___, 2023 (the “Effective Date”), by and between (1) Arrived Holdings, Inc. (the “Company”), in its capacity as the manager of each series of Arrived Homes 3, LLC listed in the first column of Schedule 1 (each an “Owner”), and (2) Mynd Management, Inc., dba Mynd Property Management (“Manager”). Manager, the Company, and each Owner listed on Schedule 1 shall be a party to this Agreement only with respect to the applicable Property such Owner owns as is further indicated in Schedule 1.
RECITALS
WHEREAS, Manager and its affiliates are duly licensed and fully authorized to lease and manage residential properties in the States where the Properties (each as defined below) are located.
WHEREAS, Company desires to hire Manager to act as Owner’s agent to perform leasing and management services as more fully delineated herein (collectively, the “Services”) with respect to each Property that it owns in accordance with the terms provided herein; and
WHEREAS, Company and Manager desire to enter into this Agreement to more fully describe their respective rights and/or obligations with respect to the Services.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
Terms and Definitions
Section 1.1.
Definitions.
  “Agreement” shall have meaning set forth in the preamble.
  “City Requested Inspections” shall have the meaning set forth in Section 3.1(b).
  “Company” shall have the meaning set forth in the preamble.
  “Compliance Obligations” shall have the meaning set forth in Section 9.5.
  “Confidential Information” means financial and other confidential and/or proprietary information of the Manager, Company, or Owner.

  “Designated Officer” shall have the meaning set forth in Section 5.2.
  “Effective Date” shall have the meaning set forth in the preamble.
  “Environmental Law” means any federal, state or local law, ordinance or regulation pertaining to health, industrial hygiene, waste disposal or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Clean Air Act, as amended, the Water Pollution Control Act, as amended and Clean Air Act of 1977, as amended, the Insecticide, Fungicide and Rodenticide Act, as amended, the Pesticide Act of 1977, as amended, the Toxic Substances Control Act, as amended, the Safe Drinking Water Act, as amended, the Hazardous Materials Transportation Act, as amended, and any successor laws and regulations adopted and publications promulgated pursuant thereto.
  “Hazardous Materials” any oil and petroleum products, asbestos, polychlorinated biphenyl, radon and urea formaldehyde, and any other materials classified as hazardous or toxic or as pollutants or contaminants under any Environmental Law.
  “Lease Form” means the form of lease attached hereto as Exhibit D.
  “Liabilities” means any and all liabilities, obligations, claims, losses, causes of action, suits, proceedings, awards, judgments, settlements, demands, damages, costs, expenses, fines, penalties and fees (including, without limitation, the fees, expenses, disbursements and costs of attorneys and advisors and the costs of investigation).
  “Major Decision” shall have the meaning set forth in Section 3.1(a).
  “Management Fee” shall have the meaning set forth on Schedule 3.
  “Manager” shall have the meaning set forth in the preamble.
  “Manager Insurance Coverage” shall have the meaning set forth in Section 9.1.
  “Manager Persons” means Manager, its affiliates, subsidiaries, parent companies and agents and each of their respective officers, agents, consultants, directors, employees, representatives, principals, partners, members, shareholders, contractors, insurers, and their respective successors and assigns.
  “Routine Repair” shall have the meaning set forth in Section 3.7.
  “OFAC” shall have the meaning set forth in Section 3.2(a)(vii).
  “Operating Account” shall have the meaning set forth in Section 5.2.

  “Owner” shall have the meaning set forth in the preamble.
  “Owner Persons” shall have the meaning set forth in Section 9.8.
  “Owner’s Approved Repairs” shall have the meaning set forth in Section 3.7.
  “Prohibited Person” shall have the meaning set forth in Section 3.2(a)(vii).
  “Property” shall mean each real property that Company desires for Manager to manage pursuant to the terms hereof, the initial list of such real properties is set forth on Exhibit A.  The list of Properties subject to this Agreement may be amended from time to time by a Property Addition Form and/or a Property Removal Form executed in accordance with the terms hereof and thereof.
  “Property Addition Form” means an addendum in the form of Exhibit B.
  “Property Removal Form” means and addendum in the form of Exhibit C.
  “Rental Receipts” means the sum of all tenant rent payments and other non-deposit additional rent amounts actually collected from tenants of each Property that are attributable to that calendar month or months prior thereto.
  “Required Repair” shall have the meaning set forth in Section 3.8.
  “Security Deposits Account” shall have the meaning set forth in Section 5.3.
  “Services” shall have the meaning set forth in the recitals.
  “Standard of Care” shall have the meaning set forth in Section 2.1.
  “Term” shall mean a period of one (1) year from the Effective Date, unless the Term is shortened in accordance with the terms hereof.
  “Termination Effective Date” shall have the meaning set forth in Section 2.3.
  “Termination Follow-up Date” shall mean the later of (x) fifteen (15) days after the Termination Effective Date and (y) payment by Owner to Manager of the Termination Settlement Amount which shall be paid within thirty (30) days after the Termination Effective Date.
  “Termination Settlement Amount” means the amount payable to Manager hereunder which includes, without limitation, all Management Fees and any reimbursements payable hereunder to Manager through the Termination Effective Date.

  “Utility Deposits” shall have the meaning set forth in Section 3.4.
  “Utility Services” shall have the meaning set forth in Section 3.4.
  “Vendors” means any and all agents, vendors, contractors or other third-parties that Manager hires to provide services to the Properties in connection with Manager’s fulfilment of its obligations hereunder.  For the avoidance of doubt, a Vendor may not be affiliated, directly or indirectly, and/or have any economic, financial or other relationship with Manager unless Owner has provided its prior written consent thereto.
  “Working Reserve Amount” shall have the meaning set forth in Section 5.4.
  “Working Reserve Expenses” shall have the meaning set forth in Section 5.4.
Section 1.2. Construction; Headings.  Whenever the feminine, masculine, neuter, singular or plural shall be used in this Agreement, such construction shall be given to such words or phrases as shall impart to this Agreement a construction consistent with the interest of the Partners entering into this Agreement.  As used herein, (a) “or” shall mean “and/or” and (b) “including” or “include” shall mean “including without limitation.”  Reference to any agreement or other instrument in writing means such agreement or other instrument in writing, as amended, modified, replaced or supplemented from time to time.  Unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends.  Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next following business day.  The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit or aid in the construction of any term or provision hereof.  It is the intention of the parties that every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an Agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.  References to the parties, the recitals, Sections and Schedules are respectively to the parties, the recitals, Sections and Schedules of and to this Agreement.
ARTICLE 2
Appointment and Term
Section 2.1. Appointment; Standard of Care.  Subject to the provisions of this Agreement, Company appoints Manager as Owner’s sole and exclusive agent for the performance of the Services with respect to each Property that is the subject of this Agreement and Manager accepts such appointment for the Term.  Manager shall perform all of its obligations under this Agreement in a professional manner consistent with the industry standards and customary services provided by other commercial managers of comparable properties (in size and value) and in the metropolitan areas in which each Property is located (the “Standard of Care”) and in accordance with this Agreement. The parties agree that Schedule 1 may be updated, in accordance with Section 7.1, to provide for the addition of Manager or Company affiliates, as the case may be, by execution of the Property Addition Form and Property Removal Form attached hereto as Exhibits B and C, respectively.
Section 2.2. Extension of Term.  This Agreement shall automatically renew on a monthto-month basis unless either Company or Manager terminates the Agreement pursuant to Section 2.3, below.
Section 2.3. Termination.  This Agreement may be terminated:  (a) by either Company or Manager at any time and for any reason or for no reason either generally or with respect to a particular Owner or Property by delivering to the other party written notice of such termination, in which event such termination shall be effective thirty (30) days after such notice has been delivered or deemed delivered pursuant to Section 10.3; (b) by Company with respect to any Owner or Property, upon a substantial casualty or condemnation at such Property by delivering to Manager written notice of such termination, in which event such termination shall be effective on the fifth (5th) day after such notice has been delivered or deemed to be delivered pursuant to Section 10.3; (c) by Company with respect to a Property, upon a sale, directly or indirectly, of such Property, whether such sale is accomplished through a sale of the fee simple interest in the applicable Property or through a direct or indirect sale of equity interests in Owner (or another entity) by delivering to Manager written notice of such termination, in which event such termination shall be effective on the fifteenth (15th) day after such notice has been delivered or deemed to be delivered pursuant to Section 10.3; and (d) by either Company or Manager upon the occurrence of a default under this Agreement (after the expiration of any applicable notice or cure period, if capable of cure) by delivering to the defaulting party written notice of such termination, in which event such termination shall be effective immediately (the date of any such termination effective date, a “Termination Effective Date”).  Termination with respect to a particular Property shall not prejudice the ongoing effectiveness of this Agreement with respect to the Properties (if any) for which this Agreement has not been terminated.
Section 2.4. Effect of Termination.  Upon the Termination Effective Date, Manager shall on or before the Termination Follow-Up Date: (a) cause to be prepared and delivered all documents and items, including, without limitation, any keys, codes, financial statements, memoranda, certificates and any other information which may be required by law or regulation, which Manager possesses, holds, controls, stores or warehouses pursuant to or in connection with this Agreement (it being understood that Manager may retain copies of any of such documents it reasonably believes are required to be retained under applicable law or bona fide internal compliance policies); (b) quit the Property and use commercially reasonable efforts to cooperate with Company to accomplish an orderly transfer and transition of the operation and management of the Property to a party designated by Company; and (c) promptly deliver to Owner funds in the Operating Account and the Security Deposits Account.  Company hereby authorizes Manager to pay itself the Termination Settlement Amount from funds then on deposit in the Operating Account and/or the Working Reserve Amount.  Notwithstanding the above, Manager may withhold funds in excess of the Termination Settlement Amount that Manager reasonably believes are necessary to pay amounts owed under this Agreement and bills previously incurred, but not yet invoiced. Within sixty (60) days after the Termination Effective Date, any balance not applied toward amounts due will be paid to Owner.
ARTICLE 3
Manager’s Rights and Duties
Section 3.1.
Provision of Services.
(a) Subject to the last sentence of this Section 3.1(a), Manager shall supervise and direct the leasing, management and operation of each Property in accordance with this Agreement, including, but not limited to, providing the services set forth on Schedule 2.  All acts performed by Manager under or pursuant to this Agreement shall be done in Manager’s capacity as an independent contractor of Company and Manager shall not act or be deemed to act as an employee of Company. Notwithstanding anything to the contrary contained herein, and in addition to the various other provisions of this Agreement that prohibit Manager from taking certain actions or allowing certain actions only with the prior consent of Company, Manager shall not, without the prior written consent of Company, perform any of the following actions on behalf of Owner (each, a “Major Decision”):
  borrow money or incur any indebtedness on behalf of Owner or any Property;
  pledge or provide a security interest in any assets of Owner (including, without limitation, any Property) or permit any liens from being filed against any Property or against Owner;
  sell or otherwise dispose of any assets of Owner or any Property; or
  incur any expenses other than as expressly permitted pursuant to Section 4.2.
  Manager shall conduct site visits and inspections as necessary to respond to complaints and maintenance requests and to otherwise comply with the terms of this Agreement.  Any inspections requested by the state, county, city or municipality in which a Property is located will be in addition to the aforementioned Property inspections.  Inspections requested by the state, county, city or municipality include, but are not limited to, code compliance inspections, subsidized housing inspections and rental license inspections (collectively, “City Requested Inspections”).
  Except as otherwise stated in Schedule 2, the Services do not include property sales, refinancing, preparing Properties for sale or refinancing, construction management with respect to constructing new Properties, major damage restoration, rehabilitation, obtaining accounting or legal advice, representation before public agencies or in legal matters, debt collection, or attending Association meetings.  For the avoidance of doubt, with respect to this section, construction management does not include major modifications to any Property unless otherwise agreed upon by Company and Manager. If Company requests Manager to perform services not included in this Agreement, an additional fee shall be agreed upon before these services are performed.
Section 3.2.
Representations, Warranties and Covenants.
(a)
Representations and Warranties.
  Manager has full power and authority and is permitted by applicable law to enter into and carry out its obligations under this Agreement and to conduct its business as described in this Agreement.
  This Agreement has been duly executed and delivered by Manager and constitutes a legal, valid and binding obligation of Manager, enforceable against Manager in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, fraudulent conveyance or similar laws affecting or relating to the enforcement of creditors’ rights generally, and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).
  The performance of the obligations under this Agreement by Manager will not conflict with, violate the terms of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement, management or advisory agreement or other agreement or instrument to which the Manager is a party or by which any such person is bound or to which any of the property or assets of any such person is subject.
  Manager has all required governmental and regulatory licenses, registrations and memberships necessary to carry out its obligations under this Agreement.
  To the best of Manager’s knowledge after due inquiry, Manager has complied and shall continue to comply with all laws, rules, and regulations having application to its business, properties, and assets and the provision of the Services.
  Manager represents and warrants that it is not now nor will it be at any time during the Term a person with whom a U.S. person is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under U.S. law, regulation, executive orders and lists published by the Office of Foreign
Asset Control (“OFAC”) (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise (such persons being referred to in this Agreement as “Prohibited Persons”); and it has made reasonable inquiry and taken such other steps, consistent with best industry practices (including, without limitation, conducting background searches and checking published lists of Prohibited Persons) and in any event as required by applicable law, to ensure that no person who owns an interest in Manager is now, or will be at any time during the Term, a Prohibited Person.
  Manager is duly organized and validly existing under the laws of the jurisdiction of its organization and is qualified to do business in each jurisdiction in which the failure to so qualify could have a materially adverse effect on Manager’s ability to perform its obligations under this Agreement.
The foregoing representations and warranties will continue during the term of this Agreement and if at any time any event occurs which could make any of the foregoing incomplete or inaccurate, Manager shall promptly notify Company of the occurrence of such event.
(b) Covenants.  In addition to the other covenants and obligations of Manager contained in this Agreement, Manager covenants and agrees that it shall:
  Adhere to all federal, state and local Fair Housing laws in its performance of the Services (including, without limitation, leasing, advertising and all property management duties relating to the Properties) and Manager will have available at all times the necessary licenses, permits, resources, and forms required for the leasing and operations of the Properties, with the cost of maintaining such licenses at Manager’s sole cost and expense.
  (A) Maintain good, business-like relations with tenants of each Property; (B) use commercially reasonable efforts to collect past-due monthly rentals and other sums due from tenants; (C) coordinate and oversee non-legal and legal action to evict tenants delinquent in the payment of their rent and other sums or to otherwise gain lawful possession of each Property; (D) take commercially reasonable actions to market and advertise the availability of any of each Property for rent; (E) provide Company with Manager’s advice and counsel on ways to improve the leasing, operation and management of each Property; (F) use commercially reasonable efforts to lease each Property on the Lease Form; (G) complete move in and move out inspections;
  Investigate, hire, train, instruct, pay, promote, discharge and supervise the work of all Manager Persons and Vendors in the performance of Manager’s obligations under this Agreement.  All Manager Persons and Vendors engaged by Manager in connection with this Agreement shall be duly authorized and licensed to conduct any delegated responsibilities. Manager shall hire Vendors for any necessary repairs and/or maintenance work to be performed at a Property such that the reasonable costs and expenses associated with such Vendors shall be paid for on a timely basis from the Operating Account.  Notwithstanding anything to the contrary contained herein, Manager shall be required to obtain Company’s prior written consent to the entry by Manager (either on its own behalf or on behalf of Owner) into any contract or agreement with an affiliate of Manager for the management of any Property.

  Maintain each Property in good condition and repair consistent with substantially similar residential rental properties in the metropolitan areas in which such Property is located.
Section 3.3. Limited Power of Attorney.  Company specifically authorizes Manager, during the Term, to (i) execute leases relating to the Properties in Owner’s name and on Owner’s behalf; provided that such leases are on the Lease Form and (ii) execute such incidental and ancillary documents as may arise in the ordinary course, provided, that Manager shall make copies of any such agreements available to Company.  For the avoidance of doubt, Manager has no authority and is not authorized, without Company’s prior written consent, to execute any purchase and sale agreement or option to purchase agreement and is not authorized to directly and/or indirectly acquire, transfer and/or dispose of any direct and/or indirect right, title or interest of Owner in all or any part of a Property.
Section 3.4. Delegation of Authority re: Utilities.  If any Property is vacant, Company hereby provides Manager with the power and authority, at Owner’s expense, to procure, in Manager’s name and in accordance with this Agreement, utility and waste management services and Vendors for all landscaping, pool maintenance, other safety features and any other necessary services for such Property (collectively, the “Utility Services”).  Company further authorizes Manager to use funds on deposit in the Working Reserve Amount for any such necessary utility deposits required for utility service at any such Property and any other necessary services for such Property (any such deposits, the “Utility Deposits”).
Section 3.5. Rent Collection.  Manager shall collect the Rental Receipts from Property tenants and the applicable security and other deposits from Property tenants and deposit the same in the applicable accounts as set forth herein. If and to the extent Manager determines that it is necessary and advisable to engage a Vendor to provide rent collection services for past due rents, Manager may engage such Vendor in Manager’s name only with express written consent from Company, provided, that Manager shall upon request provide Company with collection reports detailing rents collected and shall, to the extent that this Agreement expires or is earlier terminated, cooperate with Company to transfer all documentation related to the collection services provided by Vendor to Company for Owner’s records.
Section 3.6. Responsibility for Expenses.  Subject to the terms and conditions of this Agreement, including but not limited to Section 4.2 hereof, Manager shall not under any circumstance be ultimately responsible for the costs and expenses associated with any of the Company’s Approved Repairs or otherwise with respect to the repair and maintenance of each Property.
Section 3.7. Ordinary Course Maintenance Expenses.  Manager shall routinely keep Company apprised of any obvious material repairs needed at such Property. Company may elect to cause such repairs and replacements to be completed and in such event, Owner shall be fully responsible for the expenses related thereto.  Alternatively, Company may direct Manager to cause such repairs and replacements to be completed at Owner’s expense pursuant a budget agreed upon in advance by Company and Manager (the “Owner’s Approved Repairs”).  Notwithstanding the

foregoing, Manager may make or cause to be made routine repairs, improvements, alterations and decorations of each Property as may be required in Manager’s reasonable discretion in accordance with the Standard of Care without the prior approval of Company (each a “Routine Repair”); provided that (a) the expenditure amount for each Routine Repair is less than the Repair Expenditure Cap set forth in Schedule 4, and (b) the costs of such Routine Repair shall be paid for by funds then on deposit in the Operating Account.
Section 3.8. Required Expenses.  Company hereby authorizes Manager to perform and pay for any expenditure from funds on deposit in the Operating Account which, in Manager’s opinion, is necessary or required because of danger to life or property at or with respect to any Property, or which is necessary for the preservation and safety of a Property or the health and safety of tenants and occupants thereof, or if required to avoid the suspension of any necessary service to the Property, or to comply with any and all applicable laws, rules, regulations or ordinances (a “Required Repair”). Manager shall notify Company as soon as reasonably practicable of any Required Repair and in any event, within two (2) business days of incurring any such expense on behalf of Owner.  To the extent that sufficient funds are not then on deposit in the Operating Account, Owner shall promptly reimburse Manager for any expenses Manager has incurred to remediate a Required Repair within ten (10) days of Company’s receipt of the invoice.
Section 3.9. Limited Authority to Commence Proceedings.  Except as provided in Section 5.1 with respect to eviction actions and collections, Manager shall not institute any legal proceeding, arbitration, mediation or other legal process of any type or description in the name of Owner or on behalf of Owner or any Property without Company’s prior written consent.
Section 3.10. Notification Obligations.  Manager shall notify Company promptly in writing (and in any event, within five (5) business days) of: (a) any breach or violation of any Environmental Laws and/or identification of any Hazardous Materials actually discovered by
Manager at any Property; (b) any known Compliance Obligations to which Company and/or
Manager may be subject; (c) any other known circumstances, complaints, warnings, notices, Liabilities or other matters for which Manager and/or Company could become liable (including, without limitation, any actual or threatened litigation); (d) receipt of written notice alleging a material violation, default or breach of any Property under any applicable law, rule, regulation or ordinance to which such Property is subject (to the extent Company is not otherwise notified under clause (b) of this paragraph); (e) known actual or threatened (in writing) condemnation proceedings affecting any Property; and (f) known damage to or destruction of any Property or injury to any persons on or about any Property.
ARTICLE 4
Management Fees, Expenses and Other Owner Obligations
Section 4.1. Management Fees.  On or prior to the tenth (10th) day of each calendar month, Owner shall pay Manager the Management Fee and any other fees, if any, earned for that calendar month.
Section 4.2.
Expenses.
  All expenses incurred by Manager related to its provision of Services to each Property shall be paid out of the Operating Account for which the Company is ultimately responsible; provided, however, that each single expense that is not (a) a Routine Repair that does not exceed the Repair Expenditure Cap, or (b) a Required Repair, shall be approved by Company in writing.  Manager shall make available to Company with each monthly reporting package, any receipts and/or invoices for costs incurred by Manager.
  The parties acknowledge and agree that Manager may receive marketing fees, volume-based rebates or discounts from Vendors performing work on or services to, or relating to, the Properties that shall be retained by Manager.
Section 4.3. Late Fees; Other Fees.  Fees or receipts collected from Property tenants in excess of any monies due to Owner, and all fees identified in this Agreement including, but not limited to, check fees, bank fees, transfer fees, rent pick-up fees, administrative fees, legal fees (subject to the terms hereof) and lease administrative fees are not included as Rental Receipts and shall be retained by Manager.
ARTICLE 5
Rent Collection; Accounts; Security Deposits
Section 5.1. Rent Collection.  Manager shall promptly collect all rents and other charges for services provided in connection with the use of each Property.  All monies collected shall be promptly deposited in accordance with Company’s requirements as set forth herein.  Manager may where it determines it is required and in Owner’s best interest: (a) terminate tenancies with respect to any Property, (b) sign and serve, in Manager’s capacity as agent for Owner such notices as are deemed necessary by Manager, (c) institute and prosecute actions and evict residents of any Property, (d) recover rents and other sums due by legal proceedings, and (e) settle, compromise, and release such actions or suits, or re-institute such tenancies.  Reasonable attorneys’ fees, filing fees, court costs and other necessary expenses incurred in connection with such actions and not recovered from residents shall be paid out of the Operating Account.  Manager may select the attorney of its choice to handle such actions.
Section 5.2. Operating Account.  Company hereby authorizes Manager to deposit all of the Rental Receipts and other sums obtained from tenants under the leases (other than the security deposits), into an into an FDIC-insured account in Owner’s name and at Manager’s preferred banking institution, or if required by state law, in Owner’s and Manager’s name (the “Operating Account”).  Such Operating Account shall not be commingled with any other funds relating to other properties, homes or other assets that Manager is managing or to which Manager has or is providing any other service, except for those properties under Company’s management in Schedule 1.  The Operating Account shall permit Manager’s Chief Financial Officer or other senior level employees appointed by the Chief Financial Officer (each, a “Designated Officer”) to draw or direct the draw of funds from the Operating Account.  On the tenth (10) of each month or the next business day, Manager shall remit to Owner to such account as Owner shall designate from time to time any net cash proceeds held in the Operating Account from the prior month to the extent funds are available after payment of Management Fees, other fees and expenses and the Working Reserve Amount is adequately funded as required hereby.
Section 5.3. Security Deposits.  Company hereby authorizes Manager to deposit all security deposits received by Manager in connection with leases of each Property into an FDICinsured bank account at Manager’s preferred depository bank (the “Security Deposits Account”).  Such Security Deposits Account shall not be commingled with any other rental receipts.  The Security Deposits Accounts shall permit solely the Designated Officers to draw or direct the draw of funds therefrom.
Section 5.4. Working Reserve Amount.  Owner shall deposit a working reserve deposit amount as set forth in Schedule 4 (the “Working Reserve Amount”) into the Operating Account.  Amounts on deposit up to the Working Reserve Amount constitute funds available for Manager to disburse, in accordance with this Agreement, as necessary for purposes of satisfying costs and expenses (the “Working Reserve Expenses”) with respect to a Property in accordance with this Agreement.  Any such pre-approved or approved Working Reserve Expenses include, but are not limited to: (a) Required Repairs; (b) directing payments to occupants in connection with cash-forkeys arrangements; (c) utility deposits and county rental registrations; and (d) any other expenses as set forth herein or otherwise applicable to a Property or other financial obligations of Owner as set forth herein, but in all cases subject to the terms hereof.  If the actual Working Reserve Amount is less than the Working Reserve Amount specified in Schedule 4 with respect to a particular Property, Owner shall replenish the Operating Account up to the Working Reserve Amount in the amount of such deficiency within two (2) business days of receiving notice of such requirement from Manager.
Section 5.5. Disbursement of Funds.  Manager may disburse funds from the Operating Account as appropriate and necessary to manage and operate each Property in accordance with the terms hereof, the Standard of Care and the terms of this Agreement.
Section 5.6. Bank Exculpation.  Manager shall not be liable in the event of bankruptcy or failure of the depository bank where the Operating Account and/or the Security Deposit Account is held, so long as Manager has selected, monitored and maintained its relationship with such bank with reasonable care.
ARTICLE 6
Accounting, Reports; Books and Records
Section 6.1. Reporting; Books and Records.  Manager shall prepare the reports listed on Exhibit E on such periods as are specified therein.  Such reports will be received by Company not later than the tenth (10th) day following the relevant reporting period.  To support the monthly financial reports, Manager shall maintain copies of the following (a) bank statements, bank deposit slips, and canceled checks, (b) comprehensive bank reconciliations, (c) detailed cash receipts records, (d) summaries of adjusting journal entries, and (e) copies of paid invoices.

Section 6.2. Owner Assistance.  To facilitate the efficient operation of each Property, Company shall provide to Manager such information, documents, authorizations, and certificates regarding the same as Manager shall reasonably request and as Company has in its possession and/or that Company in good faith believes Manager should maintain or be aware of in performing its obligations hereunder.
Section 6.3. Inspection Rights.  Company and/or its agents may, at Owner’s expense, during normal business hours on no less than seventy two (72) hours’ prior written notice examine all books and records related to the Property and maintained by Manager for Owner.  Owner shall reimburse Manager for its reasonable out-of-pocket expenses in connection with any such examination or audit conducted by Owner or its agents.
ARTICLE 7
Addition and Removal of Properties
Section 7.1. Property Change Process.  If Company desires to have Manager manage additional Properties) pursuant to this Agreement, then Company and Manager shall execute a Property Addition Form describing such Properties).  Company, in its sole and absolute discretion, may remove a Property from management by Manager hereunder by delivering to Manager an executed Property Removal Form.  Such removal shall become effective upon the applicable Termination Effective Date specified in Section 2.3.
ARTICLE 8
Default and Remedies
Section 8.1. Default; Remedies.  Neither Company, Owner, nor Manager shall be deemed to be in default under this Agreement unless it fails to remedy a breach of its obligations (if capable of remedy) under this Agreement within fifteen (15) days of receipt of written notice from the other party of such breach.  In the event of a default, the non-defaulting party shall be entitled to pursue all available remedies, concurrently and cumulatively, at law and in equity (including, but not limited to, the termination of this Agreement in accordance with Section 2.3).
ARTICLE 9
Insurance; Exculpation; Indemnification
Section 9.1. Manager Insurance Requirements.  Manager shall procure and maintain, at its sole cost and expense, insurance policies of the type, with the coverages and with the endorsements set forth in Exhibit F (collectively, the “Manager Insurance Coverage”).
Section 9.2. Owner Insurance Requirements.  Owner shall procure and maintain, at its sole cost and expense, insurance policies of the type, with the coverages and with the endorsements set forth in Exhibit F (collectively, the “Owner Insurance Coverage”).

  Manager shall be named as an additional insured under all applicable liability insurance coverages. Company shall provide Manager with proof of insurance within fifteen (15) days after Company has appointed Manager to provide Services hereunder.  For the avoidance of doubt, Owner shall be solely responsible for any deductible required under any insurance policy.
  Each liability insurance policy shall provide for notification of default or cancellation to be sent to Manager and shall require a minimum of thirty (30) days’ prior written notice to Manager before any cancellation of, or changes to, such policies.
  Manager is hereby authorized, but not required, to obtain the Owner Insurance Coverage at Owner’s expense with respect to a Property solely to the extent that Owner or its agents fail to procure and/or maintain the requisite insurance with respect thereto; provided that Manager shall only be so authorized if, and only if, Manager has (i) notified Company of its failure to procure such insurance, (ii) provided Company with fifteen (15) business days to obtain, renew and/or otherwise maintain such insurance, and (iii) Owner has failed within such fifteen (15) day period to obtain, renew or otherwise maintain such insurance.
Section 9.3. Vendor Insurance.  All contracts entered into with Vendors shall require that such Vendor carries current, in force, insurance coverages of the type and amount determined by Manager to be sufficient and standard within the industry for Vendors performing similar services.  Manager shall confirm that such requirement is satisfied unless such Vendor is appointed by Company and in such case Company shall so confirm.
Section 9.4. Tenant Insurance.  Manager shall ensure that in connection with each tenant for each Property entering into a lease with respect to a Property, such tenant shall (a) obtain renters’ liability insurance with a minimum liability limit of US$100,000, and (b) be notified by Manager that Owner’s insurance does not cover tenants’ personal items or effects.
Section 9.5. Manager Exculpation.  Notwithstanding anything herein to the contrary (but provided in each case that Manager has not acted with fraud, negligence, bad faith, recklessness or willful misconduct in connection therewith), Manager assumes no liability and shall not be liable for: (a) any acts or omissions of Owner or any previous owners of each Property, or any previous property managers or other agents of either Owner or Manager; (b) any failure of or default by any tenant in the payment of any rent or other charges due Owner, or for any such tenant’s failure to perform any of its obligations under its lease or with respect to such tenants or its invitees’ conduct at the Property, or in the performance of any obligations owed by any tenant to Owner pursuant to any rental agreement or otherwise; (c) any liability for violations of Environmental Laws which may become known to Manager or otherwise during the Term; (d) the financial performance of each Property; (e) compliance by each Property, any building thereon or any equipment therein with the requirements of any building codes or with any statute, ordinance, law or regulation of any governmental body or of any public authority or official thereof having jurisdiction there over (including the Americans with Disabilities Act or similar state or local law) (collectively, “Compliance Obligations”); (f) any fees or costs associated with the remediation, maintenance, repair, or replacement of a Property to address any inspection items noted in connection with a City Requested Inspection or otherwise required by a city or municipality in which a Property sits;

(g) any fines, fees or costs assessed by any second or further round City Requested Inspection of a Property.
Section 9.6. Owner Liability.  Owner shall be solely responsible for (a) any violations of Environmental Laws and/or the remediation of any Hazardous Materials; and (b) all vendor claims and tenant claims, whether made against Company, Owner or Manager, and for all acts or omissions of Manager within the scope of its agency performed in accordance with this Agreement; provided, however, in each case that Manager has not acted with fraud, negligence, bad faith or willful misconduct in connection therewith.
Section 9.7. Owner Indemnity.  Owner shall indemnify, defend and hold harmless the Manager Persons from and against any and all Liabilities to the extent attributable to or resulting in any way from or in connection with any Property, the management of such Property, or the performance or exercise by Manager of the Services, except to the extent Manager has acted with fraud, negligence or willful misconduct.
Section 9.8. Manager Indemnity.  Manager shall indemnify, defend and hold harmless Owner, Company, its affiliates, subsidiaries, parent companies and agents and each of their respective officers, directors, employees, representatives, principals, partners, members, shareholders, contractors, insurers, and their respective successors and assigns (the “Owner Persons”), from and against any and all Liabilities to the extent attributable to any acts or omissions of Manager which constitute fraud, negligence, recklessness, bad faith or willful misconduct.
Section 9.9. Survival of Obligations.  Any and all indemnity obligations contained herein shall survive the expiration or termination of this Agreement.
Section 9.10. Consequential and Other Damages. Notwithstanding anything to the contrary contained herein, in no event shall either Company, Owner, or Manager be entitled to recover any consequential, indirect, special punitive, speculative or other similar damages, including, without limitation, lost profits and/or opportunity costs.
ARTICLE 10
Miscellaneous
Section 10.1. Confidentiality.  Manager and Company each may have access to and receive disclosure of certain confidential and proprietary information relating to the other party (the “Confidential Information”). Through and including the two-year anniversary of the termination of this Agreement, each party agrees to protect the Confidential Information disclosed or provided by the other party from any use, distribution or disclosure except as permitted herein. Each party shall use the same standard of care to protect said information as is used to protect its own confidential and proprietary information, but under no circumstance less than a reasonable standard of care.  Confidential Information shall not include: (a) any information that becomes generally known or available to the public, through no act or omission on the part of the receiving party; (b) any information authorized by the other party in writing to be disclosed without restriction; (c) any information the receiving party lawfully obtains from any source other than the disclosing party; provided that such source is not in breach of a professional or written obligation of confidentiality with respect to such information, or (d) is independently developed by the receiving party without access to any Confidential Information of the disclosing party.  Each party may disclose Confidential Information to its employees, agents and consultants that have a need to know such Confidential Information (provided that such disclosure is subject to a confidentiality agreement at least as restrictive as this Section 10.1), and may disclose Confidential Information if and when required to do so by any court of competent jurisdiction, government agency or litigation party pursuant to written court order, subpoena, regulation or process of law; provided that the disclosing party shall provide, if legally permissible, the other party with prompt written notice of such written order, subpoena, regulation or process of law in order to enable the other party to seek a protective order with respect to any Confidential Information.
Section 10.2. Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the state in which the Property is located, without regard to any applicable conflicts of law provisions.
Section 10.3. Notice.  Any notice, demand or request required or permitted under this Agreement shall be in writing and delivered by hand; sent by registered or certified mail, postage prepaid, return receipt requested; or sent by nationally recognized commercial courier for next business day delivery to the party at the addresses set forth below or to such other addresses as are specified by written notice given by such parties in accordance herewith, or such other methods as are specified by written notice given by such parties in accordance herewith:
Company:
Arrived Holdings, Inc. 500 Yale Ave,
North Seattle, WA 98109
Manager:
Mynd Management, Inc.
1161 Telegraph Ave, 12th Floor
Oakland, CA 94612

All notices, demands or requests delivered by hand shall be deemed given upon the date delivered.  Any notice, demand or request not received because of changed address of which no notice was given as hereinabove provided or because of refusal to accept delivery shall be deemed received by the party to whom addressed on the date of hand delivery on the first calendar day after deposit with commercial courier, or on the third business day following deposit in the United States Mail, as the case may be.

Section 10.4. Use of Hazardous Materials.  Other than those Hazardous Materials used in the ordinary course of business, Manager shall not use, and shall prohibit the use of, any Hazardous Materials in each Property where use of such material would violate any Environmental Law.
Section 10.5. Water Features.  If a Property contains an above or below ground pool, lake or any body of water, Owner acknowledges that the city, county or municipality in which the Property is located may have different swimming pool barrier requirements than the respective Property’s state requirements and that Owner shall comply with all applicable state, city, county and municipal pool barrier requirements and/or any other requirements in connection with the installation of any necessary pool barrier at Owner’s cost and expense.
Section 10.6. No Joint Venture.  Nothing in this Agreement shall operate to create any partnership or joint venture relationship between Company, Owner, and Manager.
Section 10.7. Assignment.  This Agreement may not be assigned by Manager to an unaffiliated entity without the prior express written consent of Company.  Company may assign all or a portion of this Agreement or any interest herein or payments hereunder to (a) an affiliated entity or (b) to a purchaser in a sale, directly or indirectly, of an interest in any one or more of the Properties, whether such sale is accomplished through a sale of the fee simple interest in the applicable Properties or through a direct or indirect sale of equity interests in Owner (or otherwise), in each case, at any time in its sole and absolute discretion without the consent of Manager.  Any other assignment by Company, in whole or in part, shall require Manager’s prior written consent.
Section 10.8. Counterparts.  This Agreement may be executed by facsimile and/or electronic mail signatures in a *.PDF file in any number of counterparts which together constitute one agreement.  Any party may enter into this Agreement by executing a counterpart and this Agreement will not take effect until it has been executed by all parties.
Section 10.9. Severability.  If any provision or term of this Agreement shall be determined by any court of competent jurisdiction to be invalid or unenforceable for any reason whatsoever, the remainder of this Agreement shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent of law.
Section 10.10. Entire Agreement; Amendment.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements, representations and covenants, oral or written.  Any modification, change or amendment of this Agreement (other than a Property Removal Form, which may be solely executed by Company) shall be in writing and executed by both Company and Manager.
Section 10.11. Force Majeure.  The obligations of each of Company, Owner, and Manager under this Agreement (except the obligation of Owner to provide funds for the timely payment of fees and expenses of each Property as required hereby) shall be excused for that period of time that Company, Owner or Manager, as applicable, cannot fulfill such obligations by reason of delays beyond its control, including, without limitation, acts of God, inclement weather, war, insurrection, terrorists acts, labor strikes, inability to obtain necessary materials or supplies, inability to obtain necessary permits, licenses or approvals or any other event commonly included within the definition of force majeure.
Section 10.12. Trial by Jury.  EACH PARTY HERETO, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT, WHETHER DIRECTLY OR INDIRECTLY.
Section 10.13. Third Party Beneficiaries.  All Manager Persons and Owner Persons are third-party beneficiaries of this Agreement solely to the extent of their indemnity defense and similar rights under the related provisions hereof.
[SIGNATURE PAGE FOLLOWS]
IN WITNESS WHEREOF, Company and Manager have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.
Company:
Arrived Holdings, Inc.
By:
Name:
Title:
MANAGER:
Mynd Management, Inc.
By:
Name:
Title:

SCHEDULE 1 OWNER AFFILIATES & PROPERTIES

SCHEDULE 2
Additional Services
  Secure Property: Manager shall secure and maintain vacant Properties.
  Utilities: Utilities for tenant occupied Properties shall be paid by the tenant unless prohibited by applicable law or lease agreement.
  Association Fees: Company shall notify Manager if any Property is in a homeowners’ association (an “Association”) or otherwise subject to restrictive covenants, rules and regulations, or any other governing documents.  Company authorizes Manager to (i) manage and pay ongoing Association fees and assessments (ii) facilitate resolution of any violations of Association bylaws or rules, (iii) cause the removal of any liens filed against any applicable Property, (iv) cause all tenants and occupants of the applicable Properties to comply with the covenants, restrictions and rules of the Association and (v) promptly notify Company of any disputes with respect to the Association or any changes to the covenants, restrictions or rules of the Association which would prohibit or materially limit Owner’s continued leasing of the Properties.  Company shall provide any written approval or limited power of attorney necessary for Manager to perform the above on behalf of Owner.
  Repairs: Manager shall obtain an estimate or scope of work for property repairs in excess of the Repair Expenditure Cap.
  24/7 Emergency Services:  During normal business hours (8 am to 5 pm local time), emergency repairs will be handled by Manager.  Manager shall have available a 24-hour emergency service to assist in coordinating any necessary repairs after normal business hours.
  Snow Removal: Manager will use industry best practices for snow removal as circumstances vary by geography and Property.
  Local Marketing: Manager shall list the applicable Properties for rent using market applicable media and coordinate self-show property showings.
  Market Review: Manager and Company shall meet, the frequency of which will be determined by mutual agreement, to review market conditions, rental rates, occupancy and other factors related to the marketing and leasing of the Properties.
  Tenant Screening: All potential tenants will be required to submit a rental application including proof of income and, subject to applicable law, will be subject to credit and criminal checks as well as employment, income verification.
  Lease Execution: Manager shall oversee the lease execution process, in accordance with local law, utilizing Manager’s standard forms and the Form Lease.  Manager will review all lease agreements for completeness, accuracy and compliance with the Form Lease.  Upon request, Manager will make available an executed copy of every lease to the Company within five (5) business days of execution.
  Tenant Move-In/Move-Out: Manager will manage the tenant move-in process including the tenant move-in inspection, collection of all rents and deposits due and any rekey needed to ensure tenant safety.  Manager will also perform a move-out property inspection, with photos, and the security deposit accounting.
  Security Deposit Management: Manager shall hold, maintain and account for all collected security deposits in accordance with state and local law.  Manager shall reconcile the security deposit, including sending a copy of the move-out inspection and any remaining funds to the applicable tenant, in accordance with applicable law.

  Turn Repairs: Upon tenant vacancy, Manager will rekey each applicable Property, transfer utilities and perform any repairs needed to secure and preserve such Property and prepare the Property to be leased.
SCHEDULE 3
Fees
Fees Paid to Manager by Owner:
Management Fee	6% of collected rents (minimum fee of $84 per month)
Leasing Fee
New Lease: 50% of monthly lease amount
Renewal Lease: 25% of renewal monthly lease amount
New Lease:  Manager (or an affiliate of Manager providing lease brokerage services) will receive a commission equal to 50% of one month of rent for each new lease, net of any commission paid or payable to any non-affiliated broker, agent or other person in respect of such lease. For a Leasing Fee to be earned, any new lease shall have a minimum term of ten (10) months.
Renewal Lease: Manager (or an affiliate of Manager providing lease brokerage services) will receive a commission equal to 25% of one month of rent for each renewal lease executed with an existing tenant, net of any commission paid or payable to any non-affiliated broker, agent or other person in respect of such lease. For a Leasing Fee to be earned, any renewal lease shall have a minimum term of ten (10) months.

Capex Management Fee
5% of total capex improvement costs up to $5,000
15% of total capex improvement costs on the marginal amount greater than $5,000
Fee for the management and execution of capital expenditures over $5,000 on Properties purchased by Owner or during the management period

Inspection and Scope Creation	$350 Capital expenditure projects over $10,000
Quality assurance inspection (post rehab)	$195 Capital expenditure projects over $10,000
SCHEDULE 4
Repair Cap and Working Reserve Amount

Repair Expenditure Cap:
$500
Working Reserve Amount:
$2,000

EXHIBIT A
Initial List of Properties
[●]

EXHIBIT B
Form of Property Addition Form
This Property Addition Form (this “Addendum”) dated as of [●] (the “Addendum Effective Date”), amends that certain Property Management and Leasing Agreement dated as of [●] by and between [INSERT NAME OF SPV] and [INSERT NAME OF MANAGER] (the “PMA”).  Except as expressly modified by this Addendum, the PMA is hereby ratified and confirmed and shall remain in full force and effect in accordance with its terms.  In the event of a conflict between this Addendum and the PMA, this Addendum shall control.  Defined terms used herein shall have the meaning ascribed thereto in the PMA.  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company, Owner and Manager hereby agree that each Property below is hereby added to Exhibit A of the PMA and that Manager shall manage such Property pursuant to the PMA:
Address	City	State	ZIP	Property #	Initials

IN WITNESS WHEREOF, the duly authorized signatory of each of the undersigned agrees that each foregoing Property(ies) shall be managed by Manager pursuant to the PMA as of the Addendum Effective Date.
MANAGER:
Company:
[INSERT NAME OF MANAGER]
Arrived Holdings, Inc.
By:

By:
Name:
Name:
Title:
Title:
EXHIBIT C
Form of Property Removal Form
This Property Removal Form (this “Addendum”) dated as of [●] (the “Addendum Effective Date”), amends that certain Property Management and Leasing Agreement dated as of [●] by and between [INSERT NAME OF SPV] and [INSERT NAME OF MANAGER] (the “PMA”).  Except as expressly modified by this Addendum, the PMA is hereby ratified and confirmed and shall remain in full force and effect in accordance with its terms.  In the event of a conflict between this Addendum and the PMA, this Addendum shall control.  Defined terms used herein shall have the meaning ascribed thereto in the PMA.  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company, Owner and Manager hereby agree that each Property below shall be removed from Exhibit A of the PMA as of the effective date set forth below (at which point Manager shall cease to provide any Services to such Property subject to and except as explicitly provided in the PMA):

Address	City	State	ZIP	Property #	Initials	Effective Date of Terminatio n

IN WITNESS WHEREOF, the duly authorized signatory of each of the undersigned agrees that each foregoing Property(ies) shall cease to be managed by Manager pursuant to the PMA as of the Addendum Effective Date.
MANAGER:
Company:
[INSERT NAME OF MANAGER]
Arrived Holdings, Inc.
By:

By:
Name:
Name:
Title:
Title:
EXHIBIT D
Form Lease
[Attached]

EXHIBIT E
Additional Reporting Requirements
The following shall be included in Owner’s standard monthly reporting package from Manager:
  Monthly Balance Sheet, by property and portfolio
  Monthly Income Statement, by property and portfolio
  Detailed Monthly Income Statement (both monthly and year-to-date)
  Detailed Trial Balance report of the General Ledger of the Property and if requested, the detailed general ledger
  Monthly Cash Flow Statement
  Aged Accounts Receivable and Payables in the following categories: 0-30 days, 31-60 days, 61-90 days and over 90 days
  Rent Roll
  Other reports reasonably requested by Company on a case by case basis.

EXHIBIT F Insurance Coverage Requirements
Manager Insurance Coverage:
Insurance Coverage	Coverage Amount
General Commercial Liability:	US$1 million per occurrence/US$2 million in aggregate
Workmen’s Compensation:	Statutory Limits by state
Errors and Omissions:	US$1 million
Crime Insurance:	US$1 Million
Owner Insurance Coverage:
Insurance Coverage	Coverage Amount
General Commercial Liability:	US$1 million per occurrence/US$2 million in aggregate and an umbrella or excess policy with minimum limits of $5 million
Property Loss:	All risk, fire and casualty insurance coverage on the Properties